SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

China Hydroelectric Corporation

(Name of Issuer)

Ordinary Shares, $0.001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16949D101***

(CUSIP Number)

NewQuest Asia Fund I (G.P.) Ltd.

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman KY1-9005

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing three ordinary shares, $0.001 par value per share, of China Hydroelectric Corporation.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16949D101	Page 2 of 12 Pages

1	Names of reporting persons NewQuest Capital Management (Cayman) Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person CO

CUSIP No. 16949D101	Page 3 of 12 Pages

1	Names of reporting persons NewQuest Asia Fund I (G.P.) Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person CO

CUSIP No. 16949D101	Page 4 of 12 Pages

1	Names of reporting persons NewQuest Asia Fund I, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person HC, PN

CUSIP No. 16949D101	Page 5 of 12 Pages

1	Names of reporting persons CPI Ballpark Investments Ltd
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Republic of Mauritius
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO

CUSIP No. 16949D101	Page 6 of 12 Pages

1	Names of reporting persons China Environment Fund III, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC, AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

CUSIP No. 16949D101	Page 7 of 12 Pages

1	Names of reporting persons China Environment Fund III Management, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

CUSIP No. 16949D101	Page 8 of 12 Pages

1	Names of reporting persons China Environment Fund III Holdings Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO

Item 1.	Security and Issuer.

This Amendment to Schedule 13D (this “Amendment”) is filed jointly by the NewQuest Parties and the CEF Parties with respect to China Hydroelectric Corporation (the “Company”) relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), and American Depositary Shares, each representing three Ordinary Shares (“ADSs”), of the Company.

With respect to the NewQuest Parties, this Amendment represents Amendment No. 7 to the Schedule 13D with respect to the Company filed jointly by the NewQuest Parties with the Securities and Exchange Commission (the “SEC”) on December 5, 2012 (as amended, the “NewQuest Schedule 13D”), as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6 filed with the SEC on July 3, 2013, July 31, 2013, September 4, 2013, September 24, 2013, January 3, 2014, and January 13, 2014, respectively.

With respect to the CEF Parties, this Amendment represents Amendment No. 12 to the Schedule 13D with respect to the Company that was filed jointly by the NewQuest Parties, the CEF Parties, and certain other reporting persons with the SEC commencing on August 21, 2012 (as amended, the “CEF Schedule 13D” and, together with the NewQuest Schedule 13D, this “Schedule 13D”), as amended and supplemented by Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, and Amendment No. 11, filed with the SEC on August 30, 2012, September 5, 2012, September 10, 2012, September 12, 2012, September 17, 2012, September 20, 2012, September 28, 2012, October 2, 2012, and January 13, 2014, respectively. The CEF Schedule 13D was filed by the CEF Parties in connection with, among other things, the creation of a voting consortium among the reporting persons thereunder (including the CEF Parties), which voting consortium was terminated effective as of September 28, 2012.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the NewQuest Schedule 13D and the CEF Schedule 13D, as applicable.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

On July 3, 2014 at 10:00 a.m. (Hong Kong time), an extraordinary general meeting (“EGM”) of the Company was held at 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong. At the EGM, the Company’s shareholders voted to approve the agreement and plan of merger, dated as of January 13, 2014 (the “Merger Agreement”), by and among the Company, CPT Wyndham Holdings Ltd. (“Parent”) and CPT Wyndham Sub Ltd. (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”).

On July 8, 2014, the Company filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies on July 9, 2014, pursuant to which the Merger became effective on July 9, 2014. As a result of the Merger, the Company ceased to be a publicly traded company and became wholly beneficially owned by the Reporting Persons.

At the effective time of the Merger, each Ordinary Share and ADS issued and outstanding immediately prior to the effective time of the Merger, other than the Ordinary Shares (including those represented by ADSs) beneficially owned by the Reporting Persons (collectively, the “Excluded Shares”), was cancelled in exchange for the right to receive $1.17 in cash without interest per Ordinary Share and $3.51 in cash without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of January 25, 2010, by and among the Company, the Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder) per ADS, in each case, net of any applicable withholding taxes. There were no dissenting shares in the Merger as the Company did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising any dissenter rights. The Rollover Shares were cancelled for no cash consideration.

In addition, at the effective time of the Merger, each outstanding vested and unexercised option to purchase Ordinary Shares or ADSs granted under the Company’s 2008 Share Incentive Plan (the “Company Incentive Plan”) was cancelled and converted into the right to receive, at or promptly after the effective time of the Merger, a cash amount equal to the number of Ordinary Shares or ADSs underlying such option immediately prior to the effective time of the Merger multiplied by the amount by which $1.17 (in the case of an option to purchase Ordinary Shares) or $3.51 (in the case of an option to purchase ADSs) exceeded the exercise price per Share or ADS of such vested option. At the effective time of the Merger, each outstanding unvested option to purchase Ordinary Shares or ADSs granted under the Company Incentive Plan was cancelled for no consideration.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the ADSs ceased to trade on the New York Stock Exchange (the “NYSE”) beginning on July 9, 2014 and became eligible for delisting from NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) As of the date of this statement, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d)-(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2014	NEWQUEST CAPITAL MANAGEMENT
(CAYMAN) LIMITED

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I (G.P.) LTD.

	By:	/s/ Darren C. Massara
	Name:	Darren C. Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I, L.P.
By: NewQuest Asia Fund I (G.P.) Ltd.

	By:	/s/ Darren C. Massara
	Name:	Darren C. Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

CPI BALLPARK INVESTMENTS LTD

	By:	/s/ Subhash C. Lallah
	Name:	Subhash C. Lallah
	Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2014	CHINA ENVIRONMENT FUND III, L.P.
By: China Environment Fund III Management, L.P., its general partner

By: China Environment Fund III Holdings Ltd., its general partner

	By:	/s/ Yun Pun Wong
	Name:	Yun Pun (Felix) Wong
	Title:	Authorized Signatory

CHINA ENVIRONMENT FUND III MANAGEMENT, L.P.
By: China Environment Fund III Holdings Ltd., its general partner

	By:	/s/ Yun Pun Wong
	Name:	Yun Pun (Felix) Wong
	Title:	Authorized Signatory

CHINA ENVIRONMENT FUND III HOLDINGS LTD.

	By:	/s/ Yun Pun Wong
	Name:	Yun Pun (Felix) Wong
	Title:	Authorized Signatory